UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller The Chrysler Building 405 Lexington Avenue, 11th Floor New York, NY 10174
(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”), by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release issued by Apex, announcing that it has acquired the Silver Management Group of Companies, a leading provider of business and technology solutions for the investment services industry.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

PARTICIPANTS IN THE SOLICITION; IMPORTANT INFORMATION AND WHERE TO FIND IT

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS OF SUCH PERSONS IN THE PROPOSED TRANSACTIONS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING IN THE REGISTRATION STATEMENT ON FORM S-4 ORIGINALLY FILED BY NORTHERN STAR WITH THE SEC ON APRIL 8, 2021 IN CONNECTION WITH THE BUSINESS COMBINATION (THE “REGISTRATION STATEMENT”), AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN (THE “PROXY STATEMENT/PROSPECTUS”), IN NORTHERN STAR’S ANNUAL REPORT ON FORM 10-K FILED ON MARCH 31, 2021, AND IN NORTHERN STAR’S FINAL PROSPECTUS DATED JANUARY 25, 2021 FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE NORTHERN STAR’S ABILITY TO OBTAIN COMMITMENTS FOR FINANCINGS TO SATISFY THE MINIMUM CASH CONDITION OF THE MERGER AGREEMENT, APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE

SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release.

104	Cover page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 15, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Apex Fintech Solutions Acquires Silver Management Group to Strengthen Platform and Expand SaaS Offerings

Silver’s extensive regulatory cost basis & tax reporting capabilities and other data management solutions will be integrated into the Apex platform and available as independent SaaS offerings

DALLAS—(BUSINESS WIRE)—Apex Fintech Solutions LLC (“Apex”), the “fintech for fintechs” powering innovation and the future of digital wealth management, which has previously announced a merger with Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), has acquired the Silver Management Group of Companies (“Silver”), a leading provider of business and technology solutions for the investment services industry.

Silver’s expertise in regulatory cost basis and tax reporting will strengthen Apex’s platform by streamlining the processing of real-time and nightly batch activity via Silver’s ultra-scalable, cloud-based architecture. By tightly integrating these mission-critical components of the middle office tech stack, Apex will be better positioned to deliver timely and accurate cost basis data and tax reporting information to its clients, empowering end-customers to make more informed, tax-aware investment decisions. These capabilities will benefit new and existing Apex clients but will also be sold as a standalone SaaS offering providing more access and optionality to a wider range of businesses.

“We look forward to leveraging Silver’s solutions as an integrated part of our business and as an independent SaaS offering complementary to Apex’s core custody and clearing operations,” said Bill Capuzzi, CEO of Apex. “Partnering with Blake and the Silver team will expand Apex’s suite of solutions, while enabling us to operate more efficiently.”

“Having worked with Apex for several years as both a cost basis solution provider and a unified wealth data integration partner, I am excited for Silver to join forces with Apex as we continue solving real-world problems with innovative investment services solutions,” said Blake Henry, CEO of Silver. “This transaction allows Silver to ‘level up’ – furthering Silver’s longstanding mission to enable secure and timely access to trusted financial information while advancing Apex’s strategic growth strategy.”

Silver was advised by SenaHill Partners, the leading fintech merchant bank to the middle market.

About Apex Fintech Solutions

Apex Fintech Solutions LLC, the “fintech for fintechs,” is the parent company of Apex Clearing Corporation, a custody and clearing platform that’s powering innovation and the future of digital wealth management, and Apex Pro, a trusted clearing partner to broker-dealers, ATS’s, routing firms, professional trading firms, hedge funds, institutions and emerging managers. We offer cryptocurrency trading and custody services through Apex Crypto LLC, a wholly owned subsidiary of Apex Fintech Solutions. Collectively, our suite of solutions creates an environment where companies with the biggest ideas in fintech are empowered to change the world. If you’ve got the guts to dream, we’ve got the guts to help you realize those dreams. As announced on February 22, 2021, Apex entered into a definitive agreement with Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), a publicly traded special purpose acquisition company, which would result in Apex becoming a publicly listed company, after the required approval by the stockholders of Northern Star and the fulfillment of certain other conditions set forth in the merger agreement.

For more information, visit the Apex Fintech Solutions website: https://www.apexfintechsolutions.com

Important Information

Certain statements included herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of Apex’s business, prospects, technology, financial and performance metrics and projections. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. All of the data presented herein is preliminary and subject to further change. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the successful integration of Silver’s business; changes in domestic and foreign business, market, financial, political, regulatory, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Apex does not presently know or that Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Apex’s expectations, plans or forecasts of future events and views as of the date of this press release. Apex anticipates that subsequent events and developments will cause Apex’s assessments to change. However, while Apex may elect to update these forward-looking statements at some point in the future, Apex specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com